FORM 4

		Check this box if no longer subject to Section 16. Form 4 or Form 5
		obligations may continue. See Instruction 1(b).
		(Print or Type Responses)
	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549
	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
	Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
	30(f) of the Investment Company Act of 1940OMB APPROVAL
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		1.Name and Address of Reporting Person*
		Karpus Management Inc. (KMI) d/b/a
		Karpus Investment Management
		183 Sully?s Trail
		Pittsford, New York 14534

		2.Issuer Name and Ticker or Trading Symbol
		Cornerstone Strategic Value Fund, Inc. (CLM)

		3.I.R.S. Identification Number of
		Reporting Person, if an entity (voluntary)

		4.Statement for Month/Year
		April/2002

		5.If Amendment, Date of Original (Month/Year)
		September/2001

		6.Relationship of Reporting Person(s) to Issuer
		(Check all applicable)

		___Director___10% Owner

		___Officer (give title below)_X_Other (specify below)

		Beneficial Owner


		7.Individual or Joint/Group Filing (Check Applicable Line)

		_X_Form filed by One Reporting Person

		___Form filed by More than One Reporting Person






Table I ? Non-Derivative Securities Acquired,
	Disposed of, or Beneficially Owned
		1.Title of Security
		Cornerstone Strategic Value Fund, Inc. (CLM) Common Stock 2.Transaction Date 3.Transaction Code
		03/01/02	P	1750	A	7.62
		03/04/02	S	500	D	7.74
		03/04/02	P	750	A	7.78
		03/04/02	P	500	A	7.75
		03/04/02	P	2600	A	7.80
		03/08/02	P	1800	A	7.90
		03/11/02	P	1000	A	7.80
		03/11/02	P	275	A	7.72
		03/13/02	P	300	A	7.94
		03/20/02	S	100	D	7.94
		03/20/02	P	600	A	7.95
		03/20/02	P	2550	A	7.94
		03/22/02	P	1500	A	7.93
		03/25/02	P	1000	A	7.94
		03/25/02	P	500	A	7.93
		03/26/02	P	150	A	7.85
		03/26/02	P	375	A	7.80
		03/27/02	S	500	D	7.70


		4.Securities Acquired (A)
		or Disposed of (D)

		5.Amount of Securities Beneficially Owned at End of Month

		6.Ownership Form: Direct (D) or Indirect (I)
		I

		7.Nature of Indirect Beneficial Ownership
		IA








  __________________________________
	**Signature of Reporting Person_George W. Karpus, President
	Date
	April 30, 2002